UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 19 February 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: **ZAE000018123**

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements"), shareholders are advised that Gold Fields Limited has granted on 1 December 2015 ("the Grant Date"), Conditional Shares to Mr NJ Muller a director of major subsidiaries, Gold Fields Operations Limited and GFI Joint Venture Holdings (Pty) Limited and accepted by Mr NJ Muller on 18 February 2016.

Conditional Shares are conditionally awarded and the actual number of Gold Fields shares which shall be settled to a participant three years after the original award date is determined in terms of the Rules of the Gold Fields Limited 2012 Share Plan.

Details of the transaction are set out below:

Name	NJ Muller
Position	Director of Major Subsidiaries
Nature of transaction	Grant of Conditional Shares
Transaction Date	18 February 2016
Number of Shares	245 208
Class of Security	Ordinary shares
Market Price per share	R35.48
Total Value	R8,700,000
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

19 February 2016
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 19 February 2016

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer